SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 31, 2007

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated January 31, 2007 announcing the buyout of its partners in the Japanese joint venture Calpis Ajinomoto Danone.

Paris, January 31st 2007

Groupe DANONE buys out its partners in Japanese joint venture Calpis Ajinomoto Danone

Groupe DANONE today announced the acquisition of all shares in the Japanese joint venture Calpis Ajinomoto Danone (CAD). The transaction reflects Groupe DANONE’s commitment to accelerate strategic growth objectives in the Asian dairy market.

The new organization, which will operate under the name Danone Japan, will continue to work closely with Ajinomoto and Calpis. Ajinomoto will remain the exclusive distributor for all Danone Japan fresh dairy products in Japan, and Calpis will continue to provide various food raw materials for Danone Japan’s fresh dairy products.

The new shareholding structure will enable Danone Japan to concentrate on its core competencies and focus on fast growing products and brands with distinct health benefits as well as increasing investments in marketing. With low per-capita consumption, the Japanese dairy market has significant room for growth.

Emmanuel Faber, Executive Vice President, Asia Pacific, said the 27 year collaboration with Ajinomoto and 14 year collaboration with Calpis has been successful. “As a result of our cooperation with Ajinomoto and Calpis, we were able to establish the Danone brand in various dairy segments in Japan”. Commenting on the transaction, Bernard Hours, Executive Vice President Fresh Dairy Products, said: “the acquisition of all shares is part of Groupe DANONE’s strategy to increase its positions in the Asian dairy market. Japan is a priority market for Danone in Asia and the success of our product BIO in Japan illustrates there is room for growth of products that deliver distinct health benefits”.

Ajinomoto and Danone established the joint venture AD in 1980, in which both companies held 50% of the shares. Ajinomoto, Calpis and Danone established the joint venture CAD in 1993. Before all shares were transferred to Groupe DANONE, Ajinomoto owned 20%, Calpis 30% and Danone 50% of the joint venture CAD.

Groupe DANONE

With around EUR 13 billion of total sales in 2005, Groupe DANONE is the world leader in fresh dairy products and bottled water (in volume terms), and n°2 in the biscuit market worldwide. In fresh dairy products, Groupe DANONE posted sales of EUR 7.2 billion with strong positions in Western Europe (n°1 in France, Spain, Italy, Portugal, United Kingdom, Belgium), in Eastern Europe (n°1 in Poland Czech, Hungary, Romania and Bulgaria), in North America (n°1 in United States), in Latin America (n°1 in Argentina and Brazil), in North Africa and Middle-East (n°1 en Algeria, Morocco, Tunisia, Israel, Saudi Arabia and Turkey). In Asia, Groupe DANONE posted sales of more than EUR 2.2 billion.

For further information:

Corporate Communication : 33 1 44 35 20 75 – Investor Relations : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 24 80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: January 31, 2007	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer